State of Delaware
Secretary of State
Division of Corporations
Delivered 07:22 PM 03/17/2006
FILED 07:22 3/18/2006
SRV 060262365 ? 4130091 FILE

CERTIFICATE OF INCORPORATION
OF
LOYALTY SOURCE, INC.

ARTICLE I

The name of the corporation is Loyalty Source, Inc. (the
?Corporation?).

ARTICLE II

The address of the Corporation?s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, County of New Castle, Wilmington, Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 100,000,000 shares of capital stock all of which shall be designated ?Common Stock? and have a par value of $0.0001 per share. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Article V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Article VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.



ARTICLE VII

   (A) To the fullest extent permitted by the Delaware General Corporation Law (the ?DGCL?), as the same may be amended from time to time, or by any other applicable state law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or other applicable state law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other applicable state law, as so amended.

   (B) To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such directors and officers (and any other persons to which Delaware or other applicable state law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL or other applicable state law, subject only to limits created by applicable Delaware or other state law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

   (C)  Any repeal or modification of the foregoing provisions of this
Article VII shall not adversely affect any right or protection of a director or officer of the Corporation, or other person indemnified by the Corporation, with respect to any acts or omissions of such director, officer or other person existing at the time of such repeal or modification.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Jeffry Shelby
c/o Heller Ehrman LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104

Executed this 17th day of March, 2006

/s/Jeffry S. Shelby
--------------------------
Jeffry Shelby, Incorporator